UNITED STATES BANKRUPTCY COURT
DISTRICT OF MINNESOTA

In re:

Case No. **BKY 05-41161**

VERITEC, INC.

Debtor(s)   **Chapter 11 Case**

ORDER AND FINAL DECREE CLOSING CHAPTER 11 CASE

A plan having been confirmed by the court in this chapter 11 case on **4/26/06**; and the debtor in possession or the chapter 11 trustee having filed a final report and account with respect to administration of the estate in this case, and the estate having been fully administered:

IT IS ORDERED, that, the chapter 11 trustee (if a trustee has been appointed), is discharged and the case is closed.

Dated: August 8, 2006

/e/ Robert J. Kressel
United States Bankruptcy Judge

NOTICE OF ENTRY AND FILING ORDER OR JUDGMENT
Filed and docket entry made on   8/9/06
Lori Vosejpka, Acting Clerk, by   cdl

cc: Debtor
        Debtor's Attorney
        U.S. Trustee

08/11/94